SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO. 4)*

Northeast Bancorp

(Name of Issuer)

Voting Common Stock, par value $1.00 per share

(Title of Class of Securities)

663904209

(CUSIP Number)

February 18, 2016

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*                    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 663904209	13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Magnolia Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 822,989
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 822,989
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 822,989
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.7%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 663904209	13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS The Magnolia Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 822,989
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 822,989
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 822,989
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.7%
12	TYPE OF REPORTING PERSON IA

CUSIP NO. 663904209	13G	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Adam K. Peterson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 822,989
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 822,989
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 822,989
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.7%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 663904209	13G	Page 5 of 8 Pages

Item 1.	(a)	Name of Issuer:

Northeast Bancorp

(b)	Address of Issuer’s Principal Executive Offices:

500 Canal Street
Lewiston, Maine 04240

Item 2.	(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by Magnolia Capital Fund, LP (“MCF”), The Magnolia Group, LLC (“TMG”), a registered investment adviser, and Adam K. Peterson (each, a “Reporting Person” and, collectively, the “Reporting Persons”) with respect to shares of voting common stock, par value $1.00 per share of the Issuer (the “Voting Common Stock”) owned directly by MCF.

TMG is the general partner of MCF. Mr. Peterson is the managing member of TMG. TMG and Mr. Peterson may each exercise voting and dispositive power over the Voting Common Stock held by MCF and, as a result, may be deemed to be indirect beneficial owners of shares of Voting Common Stock held by MCF. TMG and Mr. Peterson disclaim beneficial ownership of the Voting Common Stock.

(b)	Address of Principal Business Office or, if None, Residence:

1411 Harney Street, Suite 200
Omaha, Nebraska 68102

(c)	Citizenship:

MCF is a Delaware limited partnership. TMG is an Oklahoma limited liability company and registered investment adviser. Mr. Peterson is a U.S. citizen.

(d)	Title of Class of Securities:

Voting Common Stock, par value $1.00 per share

(e)	CUSIP Number:

663904209

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

CUSIP NO. 663904209	13G	Page 6 of 8 Pages

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)
Amount beneficially owned:

Mr. Peterson may be deemed the beneficial owner of 822,989 shares of Voting Common Stock held for the account of MCF.

TMG may be deemed the beneficial owner of 822,989 shares of Voting Common Stock held for the account of MCF.

MCF may be deemed the beneficial owner of 822,989 shares of Voting Common Stock that it holds.

On February 22, 2016, the Reporting Persons mistakenly filed Amendment No. 3 to Schedule 13G with respect to the Issuer upon the belief that the Reporting Persons were beneficial owners of more than 10% of the Issuer's Voting Common Stock. The Reporting Persons reported an aggregate beneficial ownership of 1,037,778 shares of Voting Common Stock, but disclosed that the Reporting Persons had voting power of only 822,989 shares. The Reporting Persons in fact do not beneficially own 1,037,778 shares of the Issuer's Voting Common Stock, but rather, as of the date of this amendment, the Reporting Persons beneficially own 822,989 shares of the Issuer's Voting Common Stock and 214,789 shares of the Issuer's Non-Voting Common Stock, $1.00 par value per share.

(b)
Percent of class:

The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(b) for each such Reporting Person. The percentages reported herein have been determined by dividing the number of shares of Voting Common Stock beneficially owned by each of the Reporting Persons by 8,482,819 the number of shares of Voting Common Stock outstanding as of December 31, 2015, as reported on the Current Report Form 10-Q filed by the Issuer on February 12, 2016 with the Securities and Exchange Commission.

(c)
Number of shares as to which the person has:

The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(c) for each such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

CUSIP NO. 663904209	13G	Page 7 of 8 Pages

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

CUSIP NO. 663904209	13G	Page 8 of 8 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Magnolia Capital Fund, LP

By:	The Magnolia Group, LLC, General Partner

By:	/s/ Adam K. Peterson
Name:	Adam K. Peterson
Title:	Manager

Date:	February 29, 2016

The Magnolia Group, LLC

By:	The Magnolia Group, LLC

By:	/s/ Adam K. Peterson
Name:	Adam K. Peterson
Title:	Manager

Date:	February 29, 2016

Adam K. Peterson

By:	/s/ Adam K. Peterson
Name:	Adam K. Peterson

Date:	February 29, 2016

CUSIP NO. 663904209	13G

EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Joint Filing Agreement, dated as of February 29, 2016, by and between Magnolia Capital Fund, LP, The Magnolia Group, LLC, and Adam K. Peterson.

CUSIP NO. 663904209	13G

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned agree, as of February 29, 2016, that only one statement containing the information required by Schedule 13G, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of Voting Common Stock of Northeast Bancorp, and such statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.

Dated:	February 29, 2016

Magnolia Capital Fund, LP

By:	The Magnolia Group, LLC, General Partner

By:	/s/ Adam K. Peterson
Adam K. Peterson, Manager

The Magnolia Group, LLC

By:	/s/ Adam K. Peterson
Adam K. Peterson, Manager

By:	/s/ Adam K. Peterson
Adam K. Peterson